Mail Stop 4561

June 26, 2008

Mr. John J. Barry, IV
President and Chief Executive Officer
Bonds.com Group Inc.
1515 South Federal Highway
Suite 212
Boca Raton, FL 33424

> **Re: Bonds.com Group, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed June 17, 2008**
> **File No. 333-148398**

Dear Mr. Barry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements as of and for Year Ended December 31, 2007

Consolidated Statements of Changes in Stockholders' Equity, page F-5

1.   We note your response to comment 6 and updated Consolidated Statements of Changes in Stockholders' Equity. Please update the Additional Paid-In Capital

and Total amounts for the line items (i) Stock and warrants issued for cash, net of issuance costs and (ii) Stock and warrants issued for cash and settlement of notes payable, as the Common Stock and Additional Paid-In Capital amounts as presented do not equal the Total amounts as currently presented.

Financial Statements as of and for Period Ended March 31, 2008

Notes to Unaudited Condensed Consolidated Financial Statements

Note 12 – Related Parties Transactions, page F-37

2.   We note your disclosure of the aggregate of principal and related accrued interest of $1,082,172 that was converted into 327,393 shares of the company's stock. It appears that the number of shares disclosed is not adjusted for the exchange ratio of 6.2676504 shares for each share of Holdings in connection with the reverse merger. If applicable, please update this amount to be consistent with other disclosures, including Note 19 – Related Parties Transactions in your footnotes to the financial statements for the fiscal year ended December 31, 2007 disclosed on page F-23, which appears to have taken into account the stock split in connection with the reverse merger.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551- 3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc. Scott M. Miller, Esquire